Exhibit 99.5

ASML Holding N.V.
Statutory Interim Report
for the six-month period ended July 2, 2017

Contents

1	Introduction

2	Interim Management Board Report

8	Managing Directors’ Statement

9	Consolidated Condensed Interim Financial Statements

27	Other Information

30	Definitions

A summary of all abbreviations, technical terms and definitions (of capitalized terms) used in this Statutory Interim Report is set forth on page 30.
This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
In this report the name "ASML" is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries and/or any investments in associates, as the context may require. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2017, ASML Holding N.V. All Rights Reserved

ASML Statutory Interim Report 2017

ASML Statutory Interim Report 2017

Introduction

Dear Stakeholder,
On July 19, 2017, we published our Statutory Interim Report for the six-month period ended July 2, 2017. This includes an Interim Management Board Report, a Managing Directors' Statement and Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34.
We also published our 2017 second-quarter results in accordance with US GAAP and IFRS-EU on July 19, 2017.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, including expected customer insertion of EUV in volume manufacturing, including expected volume orders, systems backlog, expected financial results and trends for the third quarter of 2017, including expected sales, gross margin, R&D and SG&A expenses, other income, and annualized effective tax rate, expected financial results and trends for the full year 2017, including expected revenue growth and growth in logic and memory, trends in DUV systems revenue, Holistic Lithography and installed base management revenues, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, including our expectation that the trends exhibited in the second quarter of 2017 will continue into 2018, statements with respect to EUV targets, manufacturing, supply chain and service capabilities, and ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, including timing of shipments and the ability to support a larger installed base, statements with respect to the benefits of the hardware innovations in the new DUV lithography immersion system, EUV-high volume manufacturing adoption inflection, statements with respect to HMI, including expected expansion of the integrated Holistic Lithography roadmap, introduction of a new class of pattern fidelity control for memory and logic production in 2018 and expected multi-e-beam innovation, statements with respect to the acquisition of Carl Zeiss SMT and its expected benefits, statements relating to the development of a training center with Circuit Research and Development Center Ltd., including its expected benefits, and the Chinese IC industry, including expected new fab demand and lithography market opportunity and expected shipments, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the extension of EUV beyond the next decade, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan, including its expected resumption. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to integrate HMI’s systems into our Holistic Lithography portfolio, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, the pace of development of the Chinese IC industry, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Interim Management Board Report

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. As of July 2, 2017, we employed 15,005 payroll employees (December 31, 2016: 13,991) and 2,722 temporary employees (December 31, 2016: 2,656), measured in FTEs. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
In February 2017, we extended our holistic patterning strategy by entering into a partnership with Cadence Design Systems, Inc.

In April 2017, Nikon sued ASML in both the Netherlands and Japan, alleging that the manufacture, sale, and/or use by ASML of certain equipment infringes asserted Nikon patents, and requesting both damages and injunctive relief prohibiting the sale or manufacture of such equipment. Nikon also sued in Germany Carl Zeiss SMT, a supplier to ASML of components that ASML sells with or as part of certain lithography equipment. Nikon alleges that the manufacture, sale, and/or use of certain of these Carl Zeiss SMT components infringe asserted Nikon patents, and also seeks damages and an injunction prohibiting Carl Zeiss SMT from manufacturing or exporting certain components. Certain of these proceedings may result in court judgments during early 2018. Nikon has also initiated proceedings in United States District Court for the District of Arizona in which Nikon has requested that the court order ASML to provide certain information to Nikon.
In response to Nikon’s actions, ASML, in some cases jointly with Carl Zeiss SMT and/or its affiliates, filed several lawsuits against Nikon both in Japan and in a number of venues in the United States, alleging patent infringement of certain patents owned by ASML and/or Carl Zeiss SMT and/or its affiliates. For further details we refer to Note 10 to the Consolidated Condensed Interim Financial Statements.

On June 21, 2017, we signed a memorandum of understanding with Circuit Research and Development Center Ltd. to set up a jointly-owned world-class training center in Shanghai. It will significantly contribute to the development of the high-end, professional technical personnel in China's integrated circuit industry.

On June 29, 2017, we completed the acquisition of a 24.9% interest in Carl Zeiss KG, which owns 100% of the shares in Carl Zeiss SMT, to strengthen the long-standing and successful partnership and to facilitate the development of the future generation of EUV lithography systems. The consideration is EUR 1.0 billion in cash. Transaction costs incurred amount to EUR 2.1 million.
In the first half year of 2017, we generated net sales of EUR 4,045.0 million (first half year of 2016: EUR 3,072.8 million) and an operating income of EUR 1,134.0 million or 28.0 percent of net sales (first half year of 2016: EUR 787.2 million or 25.6 percent). Net income for the first half year of 2017 amounted to EUR 936.5 million or 23.2 percent of net sales (first half year of 2016: EUR 601.2 million or 19.6 percent), representing basic net income per ordinary share of EUR 2.18 (first half of 2016: EUR 1.41).
Below we provide an update of the risks and uncertainties we face in the second half year of 2017, followed by the ASML Operations Update, Auditor's Involvement and 2017 Second Half Year Perspectives.
Risk Factors
In conducting our business, we face many risks that may interfere with our business objectives. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are identified below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

Summary
Strategic risk

•	We derive most of our revenues from the sale of a relatively small number of products;

•	Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry;

•	Cadence for the introduction of new systems is lengthening; and

•	Industry adoption of EUV technology for high volume production may be delayed.
Risks related to the semiconductor industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any downturn; and

•	We face intense competition.

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Governmental, legal and compliance risks

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;

•	Defending against intellectual property claims brought by others could harm our business;

•	We are subject to risks in our international operations;

•	Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended; and

•	Changes in taxation could affect our future profitability.
Operational risks

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;

•	The time window for new product introduction is short and is accompanied by potential design and production delays and by significant costs;

•	As lithography technologies become more complex, the success of our R&D programs becomes more uncertain, while their cost rises;

•	EUV is highly complex and remains under development;

•	A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations;

•	We are dependent on the continued operation of a limited number of manufacturing facilities;

•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire;

•	We have made a significant investment in Carl Zeiss KG, but we will not control Carl Zeiss KG and may not achieve expected benefits of this transaction;

•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees; and

•
Hazardous substances are used in the production and operation of our systems and failure to comply with applicable regulations or failure to implement appropriate practices for customer and employee environment, health and safety could subject us to significant liabilities.

Financial risks

•	A high percentage of net sales is derived from a few customers; and

•	Fluctuations in foreign exchange rates could harm our results of operations.
Risks related to our ordinary shares

•	We may not declare cash dividends and conduct share buyback programs at all or in any particular amounts in any given year;

•	Restrictions on shareholder rights may dilute voting power; and

•
Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares and their interests may not coincide with the interests of our other shareholders.

We assessed the relevant risks for the six-month period ended July 2, 2017, and believe that the risks identified are in line with those presented in our 2016 Statutory Annual Report subject to the risks updated below:
Defending against intellectual property claims brought by others could harm our business
In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. If successful, such claims could limit or prohibit us from developing our technology and manufacturing our products, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacturing of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such third parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.
We also may incur substantial licensing or settlement costs, which although potentially strengthening or expanding our intellectual property rights or limiting our exposure to intellectual property claims of third parties, may have a material adverse effect on our business, financial condition and results of operations.
From late 2001 through 2004, ASML was a party to a series of civil litigation and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents generally relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML. Under the Nikon Cross-License Agreement, ASML and Nikon granted to each other a non-exclusive license for use in the manufacture, sale, and use of lithography equipment, under their respective patents.  The license granted relating to many of the patents of each party was perpetual, but the license relating to certain other of the patents expired at the end of 2009.  Each party had the right to select a limited number of the other party's patents where the license for such patents expired in 2009 to be subject to a permanent covenant not to sue in respect of patent infringement claims. In October 2016, the Patent Selection was completed.

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In addition, the Nikon Cross-License Agreement provided that following the termination of some of the licenses granted in the Nikon Cross-License Agreement on December 31, 2009, there would be a standstill period during which the parties agreed not to bring patent infringement suits against each other.  This standstill period ran from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products including optical components.
Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of patents subject to the Nikon Cross-License Agreement, other than perpetually licensed patents. In addition, as described above, the Patent Selection was completed in October 2016. Therefore, there is now a defined group of patents owned by each party for which the license granted to the other party has expired.
In April 2017, Nikon sued ASML in both the Netherlands and Japan, alleging that the manufacture, sale, and/or use by ASML of certain equipment infringes asserted Nikon patents, and requesting both damages and injunctive relief prohibiting the sale or manufacture of such equipment. Nikon also sued in Germany Carl Zeiss SMT, a supplier to ASML of components that ASML sells with or as part of certain lithography equipment. Nikon alleges that the manufacture, sale, and/or use of certain of these Carl Zeiss SMT components infringe asserted Nikon patents, and also seeks damages and an injunction prohibiting Carl Zeiss SMT from manufacturing or exporting certain components. Certain of these proceedings may result in court judgments during early 2018. Nikon has also initiated proceedings in United States District Court for the District of Arizona in which Nikon has requested that the court order ASML to provide certain information to Nikon.
In response to Nikon’s actions, ASML, in some cases jointly with Carl Zeiss SMT and/or its affiliates, filed several lawsuits against Nikon both in Japan and in a number of venues in the United States, alleging patent infringement of certain patents owned by ASML and/or Carl Zeiss SMT and/or its affiliates.
We may incur substantial legal fees and expenses in connection with these lawsuits, and we may not prevail. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for both substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from this or any other patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting our sale of products, and/or settlement involving significant costs to be paid by us, any of which may have a material adverse effect on our business, financial condition and/or results of operations. We are unable to predict at this time what its outcome might be, or whether any other patent suit, by Nikon or another third party, may arise.
EUV is highly complex and remains under development
EUV technology is highly complex and further improvements in EUV technology are required for volume, production and shipment of EUV systems, including improvements in predictable availability and source power (which we refer to as industrialization of EUV). Such improvements will require further investment by us, our suppliers and our customers. In addition, the improvements in EUV required for EUV industrialization are dependent on technological developments by our suppliers, partners, including Carl Zeiss AG and/or its affiliates, and customers. If our suppliers and partners do not advance the development and adoption of our EUV systems or if our customers do not develop the required manufacturing sites to accommodate our EUV systems, this could lead to an extension of the timeline of EUV development, which could have a material adverse effect on our business, financial condition and results of operations. Finally, the capability, capacity and costs associated with servicing a growing number of EUV systems that are operational in the field could affect the efficient execution of maintenance which is key to the systems continuing to achieve the required availability.

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ASML Operations Update
The Consolidated Condensed Interim Financial Statements for the six-month period ended July 2, 2017 included in this Statutory Interim Report have been prepared in accordance with IAS 34. For internal and external reporting purposes, ASML follows US GAAP, which is ASML’s primary accounting standard for setting financial and operational performance targets.
Based on US GAAP, net income, as explained in the table below, is measured differently from net income based on IFRS-EU.

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
(in millions)	EUR	EUR
Net income based on US GAAP	551.8	918.4
Development expenditures	125.2	21.1
Income taxes	(76.5)	(2.9)
Other	0.7	(0.1)
Net income based on IFRS-EU	601.2	936.5

Set forth below are certain extracts of our Consolidated Condensed Statement of Profit or Loss data on a semi-annual basis (based on IFRS-EU):

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
(in millions)	EUR	EUR
Total net sales	3,072.8	4,045.0
Total cost of sales	(1,802.5)	(2,318.2)
Gross profit	1,270.3	1,726.8
Other income	46.9	47.9
Research and development costs	(351.0)	(440.1)
Selling, general and administrative costs	(179.0)	(200.6)
Operating income	787.2	1,134.0
Finance income (costs)	(0.3)	(22.5)
Income before income taxes	786.9	1,111.5
Income tax expense	(185.7)	(175.0)
Net income	601.2	936.5

The following table shows a summary of key financial figures on a semi-annual basis:

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
(in millions EUR, unless otherwise indicated)
Total net sales	3,072.8	4,045.0
Net system sales [1]	2,125.2	2,599.9
Net service and field option sales [1]	947.6	1,445.1
Total sales of lithography systems (in units) [2]	79	86
Total sales of new lithography systems (in units) [2]	67	78
Total sales of used lithography systems (in units) [2]	12	8
Gross profit as a percentage of total net sales	41.3	42.7

1.
As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

2.	Lithography systems do not include metrology and inspection systems.
Consolidated Sales and Gross Profit
Total net sales increased by EUR 972.2 million to EUR 4,045.0 million for the first half year of 2017 from EUR 3,072.8 million for the first half year of 2016. This increase is caused by increased net system sales of EUR 474.7 million, as well as increased net service and field option sales of EUR 497.5 million. The increase in net system sales is primarily driven by a higher number of systems sold, a shift towards more high-end systems, and the inclusion of HMI for the full six months. The increase in net service and field option sales is mainly driven by an increase in performance extension upgrades and the growth of our installed base.
Gross profit and gross margin for the first half year of 2017 increased compared to the first half year of 2016. This is mainly driven by:

•	Higher net systems sales volume and a shift towards more high-end systems; and

•	Additional field option sales; partly offset by

•	The HMI PPA effects; and

•	Increased amortization of capitalized development expenditures.

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During the first half year of 2017 we booked orders for a value of EUR 4,268.5 million resulting in a systems backlog valued at EUR 5,351.3 million as of July 2, 2017 (December 31, 2016 EUR 3,961.3 million). The total backlog as of July 2, 2017 also includes metrology and inspection systems, comparative numbers have not been adjusted.
For further details regarding our backlog, we refer to 2017 Second Half Year Perspectives - Financial Outlook.
Other Income
Other income consists of contributions for R&D programs under the NRE Funding Agreements from certain Participating Customers in the CCIP and amounted to EUR 47.9 million for the first half year of 2017 (first half year of 2016: EUR 46.9 million).
Research and Development
R&D investments for the first half year of 2017 of EUR 630.2 million increased compared to the first half year of 2016 (EUR 551.7 million). The R&D investments comprise of R&D costs net of credits (including net development costs not eligible for capitalization), of EUR 440.1 million (first half year of 2016: EUR 351.0 million) and capitalization of development expenditures of EUR 190.1 million (first half year of 2016: EUR 200.7 million). Capitalization of development expenditures during the first half year of 2017 decreased compared to the first half of 2016 due to additional EUV products moving out of the development phase. In the first half of 2017 our R&D activities mainly related to:

•	EUV - Further improving availability and productivity, and focused on the final stages of development related to our NXE:3400B system, of which we shipped the first systems in 2017;

•	DUV immersion - Dedicated to development of our next generation Immersion platform NXT:2000i; and

•	Holistic Lithography - Further development of YieldStar, process window control solutions and HMI expansion.

Selling, General and Administrative Costs
The increase in Selling, General and Administrative costs to EUR 200.6 million for the first half year of 2017 compared to the first half year of 2016 (EUR 179.0 million) includes the impact from the HMI acquisition, IT costs and foreign currency movements.
Related Party Transactions
For disclosure regarding related party transactions see Note 14 to the Consolidated Condensed Interim Financial Statements.

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Auditor's Involvement
This Statutory Interim Report for the six-month period ended July 2, 2017 and the Consolidated Condensed Interim Financial Statements included herein have not been audited or reviewed by an external auditor.

2017 Second Half Year Perspectives

Operational Outlook
We are on track to achieving net sales growth of about 25 percent for the full year. This is driven by sales to memory customers, expected to grow about 50 percent from last year especially driven by DRAM, and sales to logic customers that are expected to grow about 15 percent. Our entire product and services portfolio is driving this growth. Our DUV sales are expected to grow off a strong base in 2016. Our EUV backlog, which grew to EUR 2.8 billion in the first half year of 2017, indicated that preparation for high-volume manufacturing is well underway in both Logic and DRAM. Our Holistic Lithography sales are expected to grow about 50 percent from last year. Installed Base Management sales, finally, are expected to grow about 20 percent this year, driven by our performance upgrades business. Our current view is that the positive business trends that we are seeing in 2017 are likely to continue as we enter 2018.

Financial Outlook
The following table sets forth our lithography systems1 backlog units and systems backlog value as of December 31, 2016 and July 2, 2017:

	Unaudited	Unaudited
(in millions EUR, unless otherwise indicated)	December 31, 2016	July 2, 2017

New lithography systems backlog (in units) [1]	70	93
Used lithography systems backlog (in units) [1]	13	14
Total lithography systems backlog (in units) [1]	83	107
Value of new systems backlog [2]	3,907.9	5,282.4
Value of used systems backlog [2]	53.4	68.9
Total value of systems backlog [2]	3,961.3	5,351.3

1.	Lithography systems do not include metrology and inspection systems.

2.
Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). As per January 1, 2017 our systems backlog and net bookings also include metrology and inspection systems.

Our systems backlog includes all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B). As per January 1, 2017 our systems backlog also include metrology and inspection systems.

Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

For the third quarter of 2017, we expect total net sales at around EUR 2.2 billion which includes approximately EUR 300 million EUV revenue, and other income of about EUR 24 million, which consists of contributions from participations of the CCIP.
The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Frits J. van Hout, Executive Vice President and Chief Program Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Wolfgang U. Nickl, Executive Vice President and Chief Financial Officer
Veldhoven, July 18, 2017

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Managing Directors’ Statement

The Board of Management hereby declares that, to the best of its knowledge, the Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, "Interim Financial Reporting", provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Interim Management Board Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Frits J. van Hout, Executive Vice President and Chief Program Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Wolfgang U. Nickl, Executive Vice President and Chief Financial Officer
Veldhoven, July 18, 2017

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Consolidated Condensed
Interim Financial Statements

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Consolidated Condensed Interim Financial Statements

12	Consolidated Condensed Statement of Profit or Loss
13	Consolidated Condensed Statement of Comprehensive Income
14	Consolidated Condensed Statement of Financial Position
15	Consolidated Condensed Statement of Changes in Equity
16	Consolidated Condensed Statement of Cash Flows
17	Notes to the Consolidated Condensed Interim Financial Statements

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Consolidated Condensed Statement of Profit or Loss

		Unaudited	Unaudited
	For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
Notes	(in thousands, except per share data)	EUR	EUR

12	Net system sales [1]	2,125,240	2,599,916
12	Net service and field option sales [1]	947,537	1,445,103
	Total net sales	3,072,777	4,045,019

	Cost of system sales [1]	(1,194,317)	(1,548,501)
	Cost of service and field option sales [1]	(608,132)	(769,651)
	Total cost of sales	(1,802,449)	(2,318,152)

	Gross profit	1,270,328	1,726,867

	Other income	46,889	47,877
	Research and development costs	(350,984)	(440,100)
	Selling, general and administrative costs	(179,039)	(200,633)
	Operating income	787,194	1,134,011

	Finance income	7,142	3,966
	Finance costs	(7,401)	(26,496)
	Income before income taxes	786,935	1,111,481

11	Income tax expense	(185,717)	(174,980)
	Net income	601,218	936,501

7	Basic net income per ordinary share	1.41	2.18
7	Diluted net income per ordinary share [2]	1.41	2.17

	Number of ordinary shares used in computing per share amounts (in thousands):
7	Basic	425,749	430,248
7	Diluted [2]	427,797	432,267

1.
As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

2.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

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Consolidated Condensed Statement of Comprehensive Income

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
(in thousands)	EUR	EUR

Net income	601,218	936,501

Other comprehensive income:

Foreign currency translation, net of taxes:
Gain (loss) on translation of foreign operations	(6,409)	(255,514)

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	(983)	(19,211)
Transfers to net income	102	3,526

Other comprehensive income, net of taxes [1]	(7,290)	(271,199)

Total comprehensive income, net of taxes	593,928	665,302

Attributable to Equity holders	593,928	665,302

1.
All items in accumulated other comprehensive income as at July 2, 2017, comprising of the hedging reserve of EUR 7.6 million losses (July 3, 2016: EUR 1.1 million losses) and the currency translation reserve of EUR 192.1 million gains (July 3, 2016: EUR 286.1 million gains), will be reclassified subsequently to profit or loss when specific conditions are met.

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Consolidated Condensed Statement of Financial Position
(Before appropriation of net income)

			Unaudited
		December 31, 2016	July 2, 2017
Notes	(in thousands)	EUR	EUR

	Assets
	Property, plant and equipment	1,687,237	1,567,315
	Goodwill	4,898,344	4,668,233
	Other intangible assets	2,882,292	2,792,231
8	Investments in associates	—	1,002,148
	Deferred tax assets	181,647	186,316
	Finance receivables	117,232	120,199
4	Derivative financial instruments	89,516	84,660
	Other assets	377,475	409,196
	Total non-current assets	10,233,743	10,830,298

	Inventories	2,780,878	3,136,887
	Current tax assets	11,622	32,556
4	Derivative financial instruments	44,543	84,755
	Finance receivables	447,384	413,601
	Accounts receivable	700,206	1,224,588
	Other assets	441,609	547,842
4, 5	Short-term investments	1,150,000	600,000
4, 5	Cash and cash equivalents	2,906,868	1,914,156
	Total current assets	8,483,110	7,954,385

	Total assets	18,716,853	18,784,683

	Equity and liabilities

	Equity	11,028,743	11,228,126

	Long-term debt	3,071,793	2,995,479
4	Derivative financial instruments	38,063	71,197
	Deferred and other tax liabilities	699,467	654,955
	Provisions	20,524	20,525
9	Accrued and other liabilities	577,667	689,413
	Total non-current liabilities	4,407,514	4,431,569

	Provisions	1,785	—
4	Derivative financial instruments	75,837	90
	Current portion of long-term debt	247,672	25,934
	Current tax liabilities	201,930	31,943
9	Accrued and other liabilities	2,160,175	2,084,699
	Accounts payable	593,197	982,322
	Total current liabilities	3,280,596	3,124,988

	Total equity and liabilities	18,716,853	18,784,683

ASML Statutory Interim Report 2017    14

Consolidated Condensed Statement of Changes in Equity
(Before appropriation of net income)

	Share Capital [1] EUR	Share Premium EUR	Treasury Shares at Cost EUR	Retained Earnings EUR	Other Reserves [2] EUR	Net Income EUR	Total EUR
Balance at January 1, 2016	38,786	3,515,913	(476,922)	3,223,708	1,570,177	1,619,489	9,491,151

Prior year net income	—	—	—	1,619,489	—	(1,619,489)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	601,218	601,218
Foreign currency translation	—	—	—	—	(6,409)	—	(6,409)
Loss on financial instruments, net of taxes	—	—	—	—	(881)	—	(881)
Total comprehensive income	—	—	—	—	(7,290)	601,218	593,928

CCIP:
Fair value differences [3]	—	13,963	—	—	—	—	13,963

Purchases of treasury shares [4]	—	—	(386,542)	—	—	—	(386,542)
Share-based payments	—	24,105	—	—	—	—	24,105
Issuance of shares	43	(22,277)	45,182	(14,170)	—	—	8,778
Dividend paid	—	—	—	(445,865)	—	—	(445,865)
Development expenditures	—	—	—	(161,499)	161,499	—	—
Balance at July 3, 2016 unaudited	38,829	3,531,704	(818,282)	4,221,663	1,724,386	601,218	9,299,518

Components of statement of comprehensive income
Net income	—	—	—	—	—	955,724	955,724
Foreign currency translation	—	—	—	—	146,496	—	146,496
Gain on financial instruments, net of taxes	—	—	—	—	9,281	—	9,281
Total comprehensive income	—	—	—	—	155,777	955,724	1,111,501

CCIP:
Fair value differences[3]	—	13,964	—	—	—	—	13,964

Purchases of treasury shares [4]	—	—	(13,458)	—	—	—	(13,458)
Share-based payments	—	26,316	—	—	—	—	26,316
Issuance of shares [5]	562	568,443	35,567	(13,670)	—	—	590,902
Development expenditures	—	—	—	(91,560)	91,560	—	—
Balance at December 31, 2016	39,391	4,140,427	(796,173)	4,116,433	1,971,723	1,556,942	11,028,743

Prior year net income	—	—	—	1,556,942	—	(1,556,942)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	936,501	936,501
Foreign currency translation	—	—	—	—	(255,514)	—	(255,514)
Loss on financial instruments, net of taxes	—	—	—	—	(15,685)	—	(15,685)
Total comprehensive income	—	—	—	—	(271,199)	936,501	665,302

CCIP:
Fair value differences [3]	—	14,279	—	—	—	—	14,279

Share-based payments	—	25,824	—	—	—	—	25,824
Issuance of shares	53	(30,985)	56,719	(15,126)	—	—	10,661
Dividend paid	—	—	—	(516,683)	—	—	(516,683)
Development expenditures	—	—	—	(45,814)	45,814	—	—
Balance at July 2, 2017 unaudited	39,444	4,149,545	(739,454)	5,095,752	1,746,338	936,501	11,228,126

1.
As of July 2, 2017, the number of issued shares was 439,200,853. This includes the number of issued and outstanding shares of 430,533,151 and the number of treasury shares of 8,667,702. As of December 31, 2016, the number of issued shares was 439,199,514. This includes the number of issued and outstanding shares of 429,941,232 and the number of treasury shares of 9,258,282. As of July 3, 2016, the number of issued shares was 431,438,058. This included the number of issued and outstanding shares of 423,855,472 and the number of treasury shares of 7,582,586.

2.	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.

3.
In the first half year of 2017, EUR 14.3 million (second half year of 2016: EUR 14.0 million; first half year of 2016: EUR 14.0 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).

4.
In the first half year of 2017, ASML did not repurchase any shares. In the second half year of 2016 ASML repurchased shares for EUR 13.5 million and in the first half of the year 2016 for EUR 386.5 million. As of July 3, 2016, EUR 1.1 million of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities.

5.	Issuance of shares includes 5,866,001 ordinary shares issued in relation to the acquisition of HMI for a total fair value of EUR 580.6 million.

ASML Statutory Interim Report 2017    15

Consolidated Condensed Statement of Cash Flows

		Unaudited	Unaudited
	For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
Notes	(in thousands)	EUR	EUR
	Cash Flows from Operating Activities
	Net income	601,218	936,501

	Adjustments to reconcile net income to net cash flows from operating activities:
	Depreciation and amortization [1]	205,215	358,301
	Impairment	915	7,803
	Loss on disposal of property, plant and equipment [2]	2,105	1,135
	Share-based payments	24,105	25,824
	Allowance for doubtful receivables	1,729	2,538
	Allowance for obsolete inventory	59,098	60,556
	Deferred income taxes	104,980	29,228

	Changes in assets and liabilities:
	Accounts receivable	92,819	(570,168)
	Finance receivables	(225,360)	19,680
	Inventories [2],[3]	(126,581)	(416,840)
	Other assets	(72,173)	(194,950)
9	Accrued and other liabilities	(99,532)	146,309
	Accounts payable	200,881	400,393
11	Current income taxes	(93,414)	(254,347)
	Net cash provided by operating activities	676,005	551,963

	Cash Flows from Investing Activities
	Purchase of property, plant and equipment [3]	(154,091)	(94,876)
	Purchase of intangible assets	(205,568)	(200,328)
4	Purchase of short-term investments	(700,000)	(350,000)
4	Maturity of short-term investments	650,000	900,000
	Cash from (used for) derivative financial instruments	8,816	(47,163)
	Loans issued and other investments	(6,000)	—
	Acquisition of associates	—	(1,002,148)
	Net cash used in investing activities	(406,843)	(794,515)

	Cash Flows from Financing Activities
13	Dividend paid	(445,865)	(516,683)
13	Purchase of treasury shares [4]	(385,448)	—
	Net proceeds from issuance of shares	22,658	24,940
	Repayment of debt	(2,367)	(240,672)
	Net cash from (used in) financing activities	(811,022)	(732,415)

	Net cash flows	(541,860)	(974,967)
	Effect of changes in exchange rates on cash	9,195	(17,745)

	Net increase in cash and cash equivalents	(532,665)	(992,712)
	Cash and cash equivalents at beginning of the year	2,458,717	2,906,868

	Cash and cash equivalents at July 3, 2016 and July 2, 2017	1,926,052	1,914,156

	Supplemental Disclosures of Cash Flow Information:
	Interest received	8,010	10,711
	Interest and other paid	(15,221)	(33,362)
11	Income taxes paid	(171,722)	(389,967)

1.
For the six-month period ended July 2, 2017, depreciation and amortization includes EUR 159.4 million of depreciation of property, plant and equipment (July 3, 2016: EUR 139.8 million), EUR 196.8 million of amortization of intangible assets (July 3, 2016: EUR 65.0 million) and EUR 2.1 million of amortization of underwriting commissions and discount related to the bonds and credit facility (July 3, 2016: EUR 0.4 million).

2.
For the six-month period ended July 2, 2017, an amount of EUR 19.1 million (July 3, 2016: EUR 19.8 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.

3.
For the six-month period ended July 2, 2017, an amount of EUR 3.1 million (July 3, 2016: EUR 2.6 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.

4.
In the first half year of 2017, ASML did not repurchase any shares. In the (first half year of 2016: EUR 385.4 million). As of July 3, 2016, EUR 1.1 million of the total repurchased amount remained unpaid and is recorded in accrued and other current liabilities.

ASML Statutory Interim Report 2017    16

Notes to the Consolidated Condensed Interim Financial Statements

1. General Information
Our ordinary shares are listed for trading on Euronext Amsterdam and on NASDAQ. The principal trading market of our ordinary shares is Euronext Amsterdam.
The Consolidated Condensed Interim Financial Statements include the financial statements of ASML Holding N.V., its subsidiaries and special purpose entities over which ASML Holding N.V. has control. All intercompany profits, balances and transactions have been eliminated in the consolidation. Furthermore the Consolidated Condensed Interim Financial Statements also include an investment in associate over which ASML Holding N.V. has significant influence. All intra-entity profits, balances and transactions have not been eliminated in the consolidation as we recognize income or loss of the investee using a one-quarter time lag.
The Consolidated Condensed Interim Financial Statements were authorized for issuance by the Board of Management on July 18, 2017 and have not been audited or reviewed by an external auditor.
2. Basis of Preparation
The Consolidated Condensed Interim Financial Statements for the six-month period ended July 2, 2017 have been prepared in accordance with IAS 34, "Interim Financial Reporting". The Consolidated Condensed Interim Financial Statements do not include all the information and disclosures as required in the Statutory Annual Report and should be read in conjunction with the 2016 Statutory Annual Report, which has been prepared in accordance with IFRS-EU.
As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.
The Consolidated Condensed Interim Financial Statements are stated in thousands of EUR unless indicated otherwise.
3. Summary of Significant Accounting Policies
The accounting policies adopted in the preparation of the Consolidated Condensed Interim Financial Statements are consistent with those applied in the preparation of the Consolidated Financial Statements 2016, except for income tax expense which is recognized based on management’s best estimate of the annual income tax rate for the full financial year.
As a result of the completion of the acquisition of a 24.9% interest in Carl Zeiss KG, we now hold an Investment in associates, for which our accounting principles are included below.
Equity investments, through which we are able to exercise significant influence but do not control, are accounted for using the equity method and presented on our Consolidated Statement of Financial Position within Investment in associates. The difference between the cost of our investment and our proportionate share of the carrying value of the investee’s underlying net assets as of the acquisition date is the basis difference. The basis difference is allocated to the identifiable assets and liabilities based on their fair value as of the acquisition date, with the excess costs of the investment over our proportional fair value of the identifiable assets and liabilities being equity method goodwill.
Under the equity method, after initial recognition at cost, our Investment in associates are adjusted for our proportionate share of the income or loss of the investee, recognized on a one-quarter time lag and presented within Income (losses) on investment in associates, net. Our proportionate share of the income or loss of the investee is adjusted for any differences in accounting principles and policies, basis difference amortization and eliminate intra-entity profits. Receipt of dividends reduces the Investment in associates. We remeasure this Investment in associates at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.
On July 2, 2017 the following standards and interpretations have been issued however are not yet effective and/or have not yet been adopted by the EU and have not yet been adopted by us
IFRS 15 "Revenue from Contracts with Customers" was issued in May 2014 and has been endorsed by the EU on September 22, 2016.
IFRS 15 is a joint project of the FASB and the IASB, to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and IFRS that would:

•	Remove inconsistencies and weaknesses in previous revenue recognition requirements;

•	Provide a more robust framework for addressing revenue issues;

•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;

•	Provide more useful information to users of financial statements through improved disclosure requirements; and

•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.
The new standard is effective for interim and annual periods beginning after January 1, 2018 and allows for either full retrospective adoption or modified retrospective adoption. We have selected full retrospective adoption and will therefore restate all prior years presented in our Consolidated (Condensed Interim) Financial Statements upon adoption in 2018.
We are finalizing our impact assessment of the new revenue recognition standard on our accounting policies and our contracts affecting our 2016 results. At this time, we cannot reasonably estimate the exact financial impact of implementing this new standard. However, for

ASML Statutory Interim Report 2017    17

2016 we expect an increase of our total net sales between zero and five percent and an increase of our net income between two and seven percent due to a shift in timing of revenue recognition. Based on our assessment of the impact of IFRS 15 on the Consolidated Balance Sheets we expect a significant decrease in deferred income as of December 31, 2016.
We have assessed the new accounting standard against our accounting policies and determined the expected impact. The most significant changes in our accounting policies as a consequence of adopting IFRS 15 are expected to be:

•	Certain upgrades and services change from point in time revenue recognition upon completion of the performance obligation to over time revenue recognition throughout the upgrade and service period;

•
Options to buy additional goods or services provided within our contracts, offered at a discount incremental to our stand-alone selling price, are now considered performance obligations and therefore consideration is allocated from the contract. Revenue is recognized for these material rights when the future goods or services are transferred or the option to buy expires;

•
For bill-and-hold transactions there is no longer a required fixed schedule of delivery and when a customer requests for the bill-and-hold transaction there is assumed to be a substantial reason. We will follow the requirements under IFRS 15 in order to recognize revenue; and

•
A change from allocating the consideration of a contract to the elements of the contract using relative selling price determined through vendor-specific objective evidence or best estimate of selling price to allocating the consideration of a contract based on stand-alone selling prices determined using the adjusted market approach in accordance with IFRS 15.

IFRS 16 "Leases", was issued in January 2016. The Standard will become effective as of January 1, 2019 with earlier application being permitted and is subject to endorsement by the EU. IFRS 16 is the result of a project initiated by IASB and the FASB and supersedes IAS 17 "Leases" and its associated interpretive guidance. We are planning on adopting this standard as per January 1, 2018, subject to EU endorsement. We are currently assessing the impact of adopting IFRS 16 on our Consolidated (Condensed Interim) Financial Statements. We expect that that our non-cancellable operating lease commitments will meet the definition of a lease under IFRS 16 and hence we will recognize a right of use asset and a corresponding liability in respect of these leases. Some of the commitments may be covered by the exception for short-term and low value leases.
IAS 7 'Statement of Cash Flows' was issued in January 2016. The amendments became effective as of January 1, 2017, however they are not yet endorsed by the EU. These amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity's financing activities. We are currently in the process of determining the impact of implementing these amendments on our Consolidated (Condensed Interim) Financial Statements.
IAS 12 'Income Taxes: Recognition of Deferred Tax Assets for Unrealised Losses' was issued in January 2016. The amendments became effective as of January 1, 2017, however they are not yet endorsed by the EU. The IASB concluded that the diversity in practice around the recognition of a deferred tax asset that is related to a debt instrument measured at fair value is mainly attributable to uncertainty about the application of some of the principles in IAS 12. With the amendments IASB wants to further clarify interpretation of the Standard. We are currently in the process of determining the impact of implementing these amendments on our Consolidated (Condensed Interim) Financial Statements.
IFRS 2 'Share-based Payment' was issued in June 2016. The amendments will become effective as of January 1, 2018, with earlier application being permitted and is subject to endorsement by the EU. The amendments address several requests that the IASB and the IFRS Interpretations Committee received and are therefore intended to provide further clarification on the interpretation of the Standard. We are currently in the process of determining the impact of implementing these amendments on our Consolidated (Condensed Interim) Financial Statements.
We believe that the effect of all other IFRSs (not yet) adopted by the EU is not expected to be material.
4. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

•
Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument‘s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.
Financial Assets and Financial Liabilities Measured at Fair Value on a Recurring Basis
Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

ASML Statutory Interim Report 2017    18

Our available-for-sale financial instruments consist of deposits with an original maturity beyond three months with financial institutions that have good credit ratings. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.
The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.
The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.
Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Condensed Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only.
The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Unaudited
As of July 2, 2017	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets measured at fair value
Derivative financial instruments [1]	—	169,415	—	169,415
Money market funds [2]	889,805	—	—	889,805
Short-term investments [3]	—	600,000	—	600,000
Total	889,805	769,415	—	1,659,220

Liabilities measured at fair value
Derivative financial instruments [1]	—	71,287	—	71,287

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	3,123,830	—	—	3,123,830

As of December 31, 2016	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets measured at fair value
Derivative financial instruments [1]	—	134,059	—	134,059
Money market funds [2]	2,151,969	—	—	2,151,969
Short-term investments [3]	—	1,150,000	—	1,150,000
Total	2,151,969	1,284,059	—	3,436,028

Liabilities measured at fair value
Derivative financial instruments [1]	—	113,900	—	113,900

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	3,386,213	—	—	3,386,213

1.    Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2.    Money market funds are part of our cash and cash equivalents.
3.    Short-term investments consist of deposits with an original maturity longer than three months.
4.    Long-term debt relates to Eurobonds.
There were no transfers between levels during the first half year of 2017 and 2016.
Financial assets and financial liabilities that are not measured at fair value
The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. Accounts receivable and finance receivables also approximate their fair value because of the fact that any recoverability loss is reflected in an impairment loss.

ASML Statutory Interim Report 2017    19

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
For the six-month period ended July 2, 2017 and the year ended December 31, 2016, we had no significant fair value measurements on a non-recurring basis. We did not recognize any impairment charges for goodwill and other intangible assets during the first half year of 2017 and the first half year of 2016.
5. Liquidity
Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of July 2, 2017 of EUR 1,914.2 million (December 31, 2016: EUR 2,906.9 million), short-term investments as of July 2, 2017 of EUR 600.0 million (December 31, 2016: EUR 1,150.0 million) and available credit facilities as of July 2, 2017 of EUR 700.0 million (December 31, 2016: EUR 700.0 million). Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.
6. Critical Accounting Judgments and Key sources of Estimation Uncertainty
In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Consolidated Condensed Interim Financial Statements. The critical accounting judgments and key sources of estimation uncertainty are consistent with those described in the Statutory Annual Report 2016.
7. Earnings per Share
The basic and diluted net income per ordinary share has been calculated as follows:

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
(in thousands, except per share data)	EUR	EUR

Net income	601,218	936,501

Weighted average number of shares outstanding	425,749	430,248

Basic net income per ordinary share	1.41	2.18

Weighted average number of shares outstanding:	425,749	430,248
Plus shares applicable to:
Options and conditional shares	2,048	2,019
Dilutive potential ordinary shares	2,048	2,019
Diluted weighted average number of shares	427,797	432,267

Diluted net income per ordinary share [1]	1.41	2.17

1.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

8. Investments in Associates
On June 29, 2017, we completed the acquisition of a 24.9% interest in Carl Zeiss KG for EUR 1.0 billion in cash. Transaction costs incurred amount to EUR 2.1 million. We account for our investment in Carl Zeiss KG using the equity method of accounting as we do not control Carl Zeiss KG, however we can exert significant influence over their operating and financial policies. We report our share of Carl Zeiss KG’s results using a one-quarter time lag as the results are not available in time to record them in our concurrent period. Due to the June 29, 2017 closing date and the one-quarter reporting time lag, no earnings from our investment in Carl Zeiss KG were recorded for the six month period ended July 2, 2017.
The consideration paid for our investment in Carl Zeiss KG was EUR 1.0 billion. In order to determine the basis difference, we are required to determine the fair value of Carl Zeiss KG’s identifiable assets and liabilities at acquisition date in the same manner as it would be a business combination. The basis difference is allocated to the identifiable assets and liabilities based on their fair value as of the acquisition date, with the excess costs of the investment over our proportional fair value of the identifiable assets and liabilities being equity method goodwill.

ASML Statutory Interim Report 2017    20

9. Accrued and Other Liabilities
Accrued and other liabilities consist of the following:

		Unaudited
	December 31, 2016	July 2, 2017
(in thousands)	EUR	EUR

Deferred revenue	1,703,049	1,887,510
Costs to be paid	197,549	248,368
Down payments from customers	363,237	218,295
Personnel related items	401,790	333,093
Standard warranty reserve	36,463	43,155
Other	35,754	43,691
Accrued and other liabilities	2,737,842	2,774,112
Less: non-current portion of accrued and other liabilities [1]	577,667	689,413
Current portion of accrued and other liabilities	2,160,175	2,084,699

1.
At December 31, 2016 and at July 2, 2017, the main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems, deferred revenue for services to be performed, EUV systems and upgrades.

The increase in accrued and other liabilities mainly relates to the increase in deferred revenue and costs to be paid, which is offset by a decrease in down payments from customers and personnel related items.
Deferred revenue as of July 2, 2017 mainly consists of deferred revenue for system shipments and credits regarding free or discounted products or services as part of volume purchase agreements amounting to EUR 1,513.9 million (December 31, 2016: EUR 1,349.8 million) and extended and enhanced (optics) warranty contracts amounting to EUR 326.9 million (December 31, 2016: EUR 312.1 million). Both include deferred revenue with respect to our EUV systems: NXE:3300B, NXE:3350B and NXE:3400B.
Costs to be paid include anticipated losses on constructive obligations to upgrade EUV sources in the field of EUR 114.2 million (December 31, 2016: EUR 88.8 million). In addition, costs to be paid include accrued costs for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.
Down payments from customers relate to amounts received from customers for systems that will be shipped in future periods. The decrease in down payments from customers is caused by the shipments of such systems.
Personnel related items mainly consist of accrued profit sharing, accrued management bonuses, accrued vacation days, accrued pension premiums, accrued wage tax and accrued December allowance. The personnel related items mainly decreased as a result of the payment of the 2016 annual profit sharing, 2016 senior management bonus and the vacation allowance.
10. Commitments, Contingencies and Guarantees
Legal Contingencies
In April 2017, Nikon sued ASML in both the Netherlands and Japan, alleging that the manufacture, sale, and/or use by ASML of certain equipment infringes asserted Nikon patents, and requesting both damages and injunctive relief prohibiting the sale or manufacture of such equipment. Nikon also sued in Germany Carl Zeiss SMT, a supplier to ASML of components that ASML sells with or as part of certain lithography equipment. Nikon alleges that the manufacture, sale, and/or use of certain of these Carl Zeiss SMT components infringe asserted Nikon patents, and also seeks damages and an injunction prohibiting Carl Zeiss SMT from manufacturing or exporting certain components. Certain of these proceedings may result in court judgments during early 2018. Nikon has also initiated proceedings in United States District Court for the District of Arizona in which Nikon has requested that the court order ASML to provide certain information to Nikon.
In response to Nikon’s actions, ASML, in some cases jointly with Carl Zeiss SMT and/or its affiliates, filed several lawsuits against Nikon both in Japan and in a number of venues in the United States, alleging patent infringement of certain patents owned by ASML and/or Carl Zeiss SMT and/or its affiliates.
We may incur substantial legal fees and expenses in connection with these lawsuits, and we may not prevail. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for both substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from this or any other patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting our sale of products, and/or settlement involving significant costs to be paid by us, any of which may have a material adverse effect on our business, financial condition and/or results of operations. We are unable to predict at this time what its outcome might be, or whether any other patent suit, by Nikon or another third party, may arise.
Other commitments, contingencies and guarantees
The nature, scale and scope of the other commitments, contingencies and guarantees are in line with those disclosed in the Statutory Annual Report 2016.

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11. Income Taxes
Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year. The estimated annualized effective tax rate for the six-month period ended July 2, 2017 is 15.7 percent compared to 23.6 percent for the six-month period ended July 3, 2016. The decrease in the estimated annual tax rate is mainly explained by a so-called bi-lateral advance pricing agreement between the US and Dutch tax authorities on an inter group transfer of intellectual property rights which only affected 2016.
12. Segment Disclosure
ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. Its operating results are regularly reviewed by the CODM in order to make decisions about resource allocation and assess performance.
Management reporting includes net system sales figures of new and used systems and includes sales by technology.
Net system sales for new and used systems were as follows:

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
(in thousands)	EUR	EUR
New systems [1]	2,074,778	2,554,120
Used systems [1]	50,462	45,796
Net system sales [1]	2,125,240	2,599,916

1.
As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

Net system sales per technology were as follows:

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	Net system sales	Net system sales
	in lithography units [1]	in EUR [1]
		(in thousands)
For the six-month period ended July 2, 2017
EUV	2	223,399
ArFi	34	1,779,868
ArF dry	7	97,430
KrF	33	316,559
I-line	10	37,666
Metrology & Inspection		144,994
Total	86	2,599,916

For the six-month period ended July 3, 2016
EUV	2	95,993
ArFi	34	1,642,241
ArF dry	4	78,919
KrF	28	252,987
I-line	11	39,788
Metrology & Inspection		15,312
Total	79	2,125,240

1.
As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

The increase in net system sales is primarily driven by a higher number of systems sold, a shift towards more high-end systems, and the inclusion of HMI for the full six months.

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Segment performance is evaluated by our CODM based on US GAAP net income which is measured differently from net income reported in our Consolidated Financial Statements based on IFRS-EU.

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
(in thousands)	EUR	EUR

Net system sales [1]	2,125,240	2,599,916
Net service and field option sales [1]	947,537	1,445,103
Total net sales	3,072,777	4,045,019

Cost of system sales [1]	(1,155,195)	(1,404,234)
Cost of service and field option sales [1]	(608,132)	(769,651)
Total cost of sales	(1,763,327)	(2,173,885)

Gross profit	1,309,450	1,871,134
Other income	46,889	47,877
Research and development costs	(544,885)	(627,809)
Selling, general and administrative costs	(179,218)	(200,633)
Income from operations	632,236	1,090,569

Interest and other, net	(7,227)	(24,903)
Income before income taxes	625,009	1,065,666

Provision for income taxes	(73,251)	(147,275)
Net income	551,758	918,391

Development expenditures (Note A)	125,190	21,108
Income taxes (Note B)	(76,540)	(2,943)
Other	810	(55)
Net income based on IFRS-EU	601,218	936,501

1.
As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

Segment performance is also evaluated by our CODM based on US GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the Consolidated Statement of Financial Position:

		Unaudited
	December 31, 2016	July 2, 2017
(in thousands)	EUR	EUR
Total assets based on US GAAP	17,205,961	17,272,128
Development expenditures (Note A)	1,570,607	1,572,156
Income taxes (Note B)	(72,912)	(79,448)
Other	13,197	19,847
Total assets based on IFRS-EU	18,716,853	18,784,683

The above differences between IFRS-EU and US GAAP relate to the following:
Note A - Development Expenditures
Under US GAAP, ASML applies ASC 730, "Research and Development". In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Under IFRS, ASML applies IAS 38, "Intangible Assets". In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.
Note B - Income Taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

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For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.
Total net sales by geographic region were as follows:

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
(in thousands)	EUR	EUR
Japan	196,008	193,574
Korea	804,241	1,459,714
Singapore	135,406	66,435
Taiwan	701,190	938,832
China	568,420	503,386
Rest of Asia	887	751
Netherlands	1,328	2,736
EMEA	102,980	229,337
United States	562,317	650,254
Total	3,072,777	4,045,019

Non-current assets by geographic region were as follows:

		Unaudited
	December 31, 2016	July 2, 2017
(in thousands)	EUR	EUR
Japan	4,629	4,032
Korea	28,656	27,383
Singapore	844	863
Taiwan	2,815,938	2,788,273
China	2,555	3,286
Rest of Asia	2,757	3,071
Netherlands	2,737,897	2,722,475
EMEA	2,460	1,005,315
United States	4,200,649	3,840,939
Total	9,796,385	10,395,637

For the six-month period ended July 2, 2017, net sales to the largest customer accounted for EUR 1,178.1 million or 29.1 percent of total net sales (July 3, 2016: EUR 682.1 million or 22.2 percent). Our three largest customers (based on net sales) accounted for EUR 1,067.4 million or 60.7 percent of accounts receivable and finance receivables at July 2, 2017 (December 31, 2016: EUR 655.3 million or 51.8 percent).
Substantially all of our sales were export sales during the six-month periods ended July 2, 2017 and July 3, 2016.
13. Dividends and Share Buybacks
As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the SB, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.
In the AGM of April 26, 2017, a dividend of EUR 1.20 per ordinary share of EUR 0.09 nominal value was adopted for 2016. As a result, a total dividend amount of EUR 516.7 million was paid to our shareholders on May 12, 2017.
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements and other relevant factors.
As part of ASML's financial policy to return excess cash to shareholders through dividends and regularly timed share buyback programs, ASML in January 2016 announced its intention to purchase up to EUR 1.5 billion of shares to be executed within the 2016-2017 time frame. ASML intends to cancel the shares upon repurchase.
Following the successful completion of the acquisition of a 24.9% interest in Carl Zeiss SMT, ASML will resume its current share buyback program. As a result of the pause in the program from July 20, 2016 until July 19, 2017, this program will likely not be completed for the full amount. The current program may be suspended, modified or discontinued at any time.

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14. Related Party Transactions
On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the Participating Customers, Intel, agreed to fund EUR 829 million for our R&D projects. At that time, Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital (calculated giving effect to our synthetic share buyback in November 2012). Due to the equity investment, Intel was considered a related party of ASML as of July 9, 2012. As of July 2, 2017, Intel has a reduced shareholding in ASML to 9.96 percent and is no longer considered a related party.
The total net sales and the net outstanding liability to Intel (and its affiliates) were as follows:

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
(in thousands)	EUR	EUR
Total net sales to Intel	682,094	692,272

		Unaudited
	December 31, 2016	July 2, 2017
(in thousands)	EUR	EUR
Net outstanding receivable from Intel	151,848	309,158
Net outstanding liability to Intel	531,622	592,395

On June 29, 2017, we completed the acquisition of a 24.9% interest in Carl Zeiss KG, which owns 100% of the shares in Carl Zeiss SMT, to strengthen the long-standing and successful partnership and to facilitate the development of the future generation of EUV lithography systems. Based on the 24.9% investment and our relationship with Carl Zeiss KG being our main supplier of lenses and other optical equipment essential to our chip-making machines, Carl Zeiss KG is considered a related party of ASML as of June 29, 2017.
We have agreed to support Carl Zeiss SMT’s R&D costs, capital expenditures and other supply chain investments, in respect of High-NA, for an amount of EUR 760.0 million over 6 years. In the six-month period ended July 2, 2017 we paid an amount of EUR 62.4 million, of which EUR 22.6 million related to R&D costs (2016: EUR 12.0 million, of which EUR 7.3 million related to R&D costs). As of July 2, 2017 our remaining commitment to Carl Zeiss SMT amounts to EUR 685.6 million (December 31, 2016: EUR 748.0 million).

Furthermore, Carl Zeiss SMT, from time to time, receives non-interest bearing advance payments from us that support Carl Zeiss SMT's working process, thereby securing lens and optical module deliveries to us. Amounts owed under these advance payments are settled through future lens or EUV optical component deliveries.

The total purchases and the net outstanding balances to Carl Zeiss KG (and its subsidiaries) were as follows:

	Unaudited	Unaudited
For the six-month period ended July 3, 2016 and July 2, 2017	2016	2017
(in thousands)	EUR	EUR
Total purchases from Carl Zeiss KG	538,870	556,948

	Unaudited	Unaudited
	December 31, 2016	July 2, 2017
(in thousands)	EUR	EUR
Net advance payments and receivables from Carl Zeiss KG	383,296	433,036
Net payables to Carl Zeiss KG	37,247	334,070

For more details in relation to our 24.9% interest in Carl Zeiss KG we refer to Note 8.
There have been no transactions during the first half year of 2017, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder, and any director or officer or any relative or spouse thereof other than ordinary course (compensation) arrangements. During the first half year of 2017, there has been no, and at present there is no, outstanding indebtedness to ASML owed by or owing to any director or officer of ASML or any associate thereof.

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15. Subsequent Events
Subsequent events were evaluated up to July 18, 2017 which is the date the Consolidated Condensed Interim Financial Statements included in this Statutory Interim Report for the six-month period ended July 2, 2017 were approved. There are no events to report.

Veldhoven, the Netherlands
July 18, 2017
Prepared by
The Board of Management:
Peter T.F.M. Wennink
Martin A. van den Brink
Frits J. van Hout
Frédéric J.M. Schneider-Maunoury
Wolfgang U. Nickl

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Other Information

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Information and Investor Relations
Financial Calendar
October 18, 2017
Announcement of Third Quarter results for 2017
January 17, 2018
Announcement of Fourth Quarter Results for 2017 and Annual Results for 2017
February 7, 2018
Publication of 2017 Annual Reports
April 25, 2018
Annual General Meeting of Shareholders
Fiscal Year
ASML’s fiscal year ends on December 31, 2017
Listing
Our ordinary shares are listed for trading on Euronext Amsterdam and on NASDAQ.
Investor Relations
ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual Reports, quarterly releases and other information are also available on our Website.

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ASML Worldwide Contact Information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
United States Main Office
2650 W Geronimo Place
Chandler, AZ 85224
U.S.A.
Asia Main Office
Suites 3704-6, Tower Two, Times Square
1 Matheson Street
Causeway Bay, Hong Kong
Investor Relations
phone: +31 40 268 3938
email: investor.relations@asml.com

For additional contact information please visit our Website.

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Definitions

Name	Description
AGM	Annual General Meeting of Shareholders
Annual Reports
The Statutory Annual Report comprising the Management Board Report (bestuursverslag) and the Financial Statements (jaarrekening) in accordance with Part 9 of Book 2 of the Dutch Civil Code and IFRS-EU, as well as the Supervisory Board Report in accordance with the Code; and the Annual Report on Form 20-F in conformity with US GAAP

ArF	Argon Fluoride
ArFi	Argon Fluoride Immersion
ASML	ASML Holding N.V. and/or any of its subsidiaries and/or any investments in associates, as the context may require
BoM	Board of Management of ASML
Carl Zeiss KG	Carl Zeiss SMT Holding GmbH & Co. KG
Carl Zeiss SMT	Carl Zeiss SMT GmbH
CCIP	Customer Co-Investment Program
CODM	Chief Operating Decision Maker
Cross-License Transition Period	The period between January 1, 2010 and December 31, 2014
DRAM	Dynamic Random Access Memory (often called performance memory)
DUV	Deep Ultra Violet
EMEA	Europe, the Middle East and Africa
EPS	Earnings per share
EU	European Union
Eurobonds
Our EUR 600 million 5.75 percent senior notes due 2017 (issued 2007), our EUR 750 million 3.375 percent senior notes due 2023 (issued 2013), our EUR 500 million 0.625 percent senior notes due 2022 (issued 2016), EUR 1,000 million 1.375 percent senior notes due 2026 (issued 2016) and our EUR 750 million 1.625 percent senior notes due 2027 (issued 2016)

Euronext Amsterdam	Euronext Amsterdam N.V.
EUV	Extreme Ultraviolet
FASB	Financial Accounting Standards Board
FTEs	Full-time equivalents
High-NA	High Numerical Aperture
HMI	Hermes Microvision, Inc.
Holistic Lithography	Adjusting the patterning process steps as a whole, in order to support optimization of the entire chip making process
i-line	Lithography system with a mercury lamp as light source
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IC	Integrated Circuit
IFRS	International Financial Reporting Standards
IFRS-EU	International Financial Reporting Standards as adopted by the European Union
Installed Base Management	Service and Field Options
Intel	Intel Corporation
Intel NRE Funding Agreements	The Intel Funding Agreements related to the development of 450mm and EUV lithography equipment
KrF	Krypton Fluoride
Logic	Integrated Device Manufacturers and Foundries
NASDAQ	NASDAQ Stock Market LLC
Nikon	Nikon Corporation
Nikon Cross-License Agreement	The patent Cross-License agreement between Nikon and ASML related to lithography equipment used to manufacture semiconductor devices
NPV	Net Present Value
NRE	Non Recurring Engineering
NRE Funding Agreements	The Intel NRE Funding Agreements, the Samsung NRE Funding Agreement and the TSMC NRE Funding Agreements
NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body
NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay
Participating Customers	The participants in the Customer Co-Investment Program: Intel, TSMC, and Samsung
Patent Selection
As included in the Nikon Cross-License Agreement, a selection of a limited number of the other party's patents, where the license for such patents expired in 2009, which is subject to a permanent covenant not to sue in respect of patent infringement claims

PPA	Purchase Price Allocation
R&D	Research and Development
Samsung NRE Funding Agreement	The Samsung Funding Agreement related to the development of 300mm/450mm and EUV lithography equipment

ASML Statutory Interim Report 2017    30

Name	Description
Statutory Annual Report
The Statutory Annual Report comprising the Management Board Report (bestuursverslag) and the Financial Statements (jaarrekening) in accordance with Part 9 of Book 2 of the Dutch Civil Code and IFRS-EU, as well as the Supervisory Board Report in accordance with the Code

SB	Supervisory Board of ASML
SG&A	Selling, General and Administrative
TSMC NRE Funding Agreements	The TSMC Funding Agreements related to the development of 450mm and EUV lithography equipment
US GAAP	Generally Accepted Accounting Principles in the United States of America
Website	www.asml.com

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